Exhibit 99.1

CORUS ENTERTAINMENT INC. NOTICE AND MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL MEETING OF SHAREHOLDERS JANUARY 10, 2007

CORUS ENTERTAINMENT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of CORUS ENTERTAINMENT INC. (the “Company”) will be held at The Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, Canada, on Wednesday, the 10 th day of January, 2007, at 2:00 p.m. (Mountain time) for the following purposes:

1.     to receive and consider the consolidated financial statements of the Company for its financial year ended August 31, 2006, together with the report of the auditors thereon;

2.     to fix the number of directors within the minimum and maximum number at 10;

3.     to elect directors for the ensuing year;

4.     to appoint auditors for the ensuing year and authorize the directors to fix the auditors’ remuneration; and

5.     to transact such further and other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

A copy of the Management Information Circular and the 2006 Annual Report of the Company which includes its consolidated financial statements for the fiscal year ended August 31, 2006 accompany this Notice. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular. Additional copies of the Company’s 2006 Annual Report and copies of the Company’s current Annual Information Form may be obtained by writing to the Company at the following address: Corus Entertainment Inc., Suite 1630, BCE Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario M5J 2T3.

Only Class A participating shareholders of record at the close of business on November 15, 2006 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting.

Class A participating shareholders who do not expect to attend the Meeting in person are requested to complete the accompanying proxy and mail it to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, so that it will be in the possession of the Company not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, to be used at the Meeting or an adjournment or postponement thereof. A self-addressed envelope is provided for this purpose.

Holders of Class A participating shares of the Company will be entitled to vote separately as a class on any resolution put forward at the Meeting. Holders of Class B non-voting participating shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration.

DATED at Toronto, Ontario this 8th day of December, 2006.

By Order of the Board of Directors John R. (Jack) Perraton Secretary

TABLE OF CONTENTS

Page #
Part I - Voting
Proxy Solicitation	1
Appointment of Proxies	1
Revocation of Proxies	1
Voting of Proxy	1
Voting Shares and Principal Holders Thereof	2
Restrictive Shares	2

Part II - Business of the Meeting
Financial Statements	3
Number of Directors	3
Election of Directors	3
Appointment and Remuneration of Auditors	7
Principal Accounting Fees and Services - Independent Auditors	7
Shareholder Proposals	8

Part III - Corporate Governance
Statement of Corporate Governance Practices	9
Director Independence Standards	9

Part IV - Compensation and Other Information
Compensation of Directors	10
Report on Executive Compensation	13
Executive Compensation	15
Performance Graph	21
Indebtedness of Directors, Executive Officers and Senior Officers	21
Directors’ and Officers’ Shareholdings	23
Directors’ and Officers’ Insurance	23
Normal Course Issuer Bid	23
Particulars of Other Matters	23
2007 Shareholder Proposals	23
Additional Information	23
Certificate	24

Schedule A
Statement of Corporate Governance Practices	A-1
Table 1 - TSX Guidelines	A-1
Table 2 - NYSE Corporate Governance Guidelines	A-9
Table 3 - Sarbanes-Oxley Act and Related United States Requirements	A-11

CORUS ENTERTAINMENT INC.

ANNUAL MEETING OF SHAREHOLDERS
JANUARY 10, 2007

MANAGEMENT INFORMATION CIRCULAR

Part I - VOTING

PROXY SOLICITATION

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of CORUS ENTERTAINMENT INC. (the “Company” or “Corus”) for use at the Annual Meeting (the “Meeting”) of Shareholders of the Company to be held at 2:00 p.m. (Mountain time) on Wednesday, January 10, 2007 at The Sheraton Suites Calgary Eau Claire, 255 Barclay Parade SW, Calgary, Alberta, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of November 15, 2006. This solicitation is made by management of the Company. All sums are expressed in Canadian dollars.

The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Company for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such other person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the form of proxy to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that it will be received not later than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment or postponement thereof, but prior to the use of the proxy at the Meeting or an adjournment or postponement thereof.

REVOCATION OF PROXIES

A shareholder who has submitted a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a company, by an officer or attorney thereof duly authorized in writing and deposited with the Company, as the case may be, at any time up to and including the last business day preceding the date of the Meeting or with the Chairman of the Meeting on the date of the Meeting prior to the commencement of the Meeting and upon either of such deposits the proxy is revoked. A proxy may also be revoked if a shareholder personally attends the Meeting and votes his or her shares, or in any other manner permitted by law.

VOTING OF PROXY

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the share will be voted accordingly.

In the absence of such directions, it is intended that such shares will be voted FOR the adoption of all resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at  10, the election of directors, the appointment of auditors and the authorization of the directors to fix the remuneration of such.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A participating shares (“Class A Voting Shares”) of the Company of record at the close of business on November 15, 2006, the record date fixed by the directors of the Company, will be entitled to vote on all matters at the Meeting. Each holder of Class A Voting Shares is entitled to one vote for each such share held. As at November 15, 2006, there were 1,722,929 Class A Shares and 40,369,551 Class B non-voting participating shares (“Class B Non-Voting Shares”) outstanding. The Class B Non-Voting Shares are publicly traded on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

As at November 15, 2006, the only person or company who, to the knowledge of the Company, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Company is JR Shaw, who beneficially owns, controls or directs 1,452,648 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount represents approximately 84.3% of the issued and outstanding Class A Voting Shares. JR Shaw, members of his family and companies owned and/or controlled by him have entered into a Voting Trust Agreement relating to all Class A Voting Shares of the Company they own and/or control. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Company has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of Meeting, including the fixing of the number of directors at 10, the election of directors, the appointment of auditors and their remuneration.

RESTRICTIVE SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Company except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a takeover bid is made for the Class A Voting Shares of the Company, exclusive of the Class B Non-Voting Shares, a holder of Class B Non-Voting Shares may, at his or her option, and only for the purpose of such takeover bid, convert any or all Class B Non-Voting Shares then held by such holder into Class A Voting Shares on the basis of one Class A Voting Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Company’s Articles, the Company is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

Part II - BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The Consolidated Financial Statements for the year ended August 31, 2006, are included in the Annual Report, which has been mailed to shareholders with this Circular.

NUMBER OF DIRECTORS

The Articles of the Company provide for a minimum of three and a maximum of 15 directors. It is proposed that the number of directors to be elected at the Meeting be fixed at 10. Management recommends voting in favour of the fixing of the number of directors at 10. Unless specified in a form of proxy that the Class  A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote FOR the fixing of the number of directors at 10.

ELECTION OF DIRECTORS

Proposed Nominees

The following are the nominees proposed for election as directors of the Company to hold office until the next Annual Meeting of Shareholders or until their successors are elected or appointed. Management recommends voting in favour of each nominee. Unless specified in a form of proxy that the Class A Voting Shares represented by the proxy shall be voted otherwise, the management representatives designated in the enclosed form of proxy intend to vote  FOR the election as directors of the proposed nominees whose names are set out below.

The term of office for each person will be until the next Annual Meeting or until his or her successor is elected or appointed. In the event that prior to the Meeting any of the nominees listed below decline, or are unable, to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

Table 1  - Slate of Director Nominees

Pierre Béland BA, BCL, Age 61 Montreal, Quebec
Mr. Béland is President of Métromédia Plus, a Montreal-based transit advertising company. Prior to this, he held the position of President of Corus Radio Quebec, Métromédia Broadcasting and Télémedia Québec. Mr. Béland is a member of the Quebec Bar Association and is also involved with a number of charitable organizations. Mr. Béland did not serve on any other publicly-traded companies during the period from 2002 to 2006.

Corus Board Details:
      •  Director since July 2002
      •  Member of the Human Resources Committee
      •  Meets Share Ownership Guidelines
      •  Independent
      •  Holds 13,389 Class B Non-Voting Shares(1);2,817 Deferred Share Units

John M. Cassaday BA, MBA, Age 53 Toronto, Ontario
Mr. Cassaday resides in Toronto, Ontario. He is President and CEO of Corus Entertainment Inc., a position which he has held since the creation of Corus in September 1999. Prior to the creation of Corus, Mr. Cassaday was President, Shaw Media. He is a Director of Manulife Financial and Sysco Corporation.

Corus Board Details:
      •  Director since September 1999
      •  Member of the Executive Committee. Ex-officio member of the Audit, Corporate Governance and Human Resources Committees.
      •  Meets Share Ownership Guidelines
      •  Non-Independent (President & CEO of Corus)
      •  Holds 235,283 Class B Non-Voting Shares((1); )29,278 Restricted Share Units

Dennis Erker Age 61 Edmonton, Alberta
Mr. Erker is a Partner in the Fairley Erker Advisory Group, a financial and estate planning company. Mr. Erker is the Chairman of Canadian Hydro Developers Inc., a Director of First Canadian Insurance Company and Millennium Insurance Company, as well as serving as a Director of several charitable organizations.

Corus Board Details:
      •  Director since September 1999
      •  Member of the Executive Committee and Chair of the Corporate Governance Committee. Member of the Human Resources Committee (effective October 11, 2006).
      •  Meets Share Ownership Guidelines
      •  Independent
      •  Holds 1,225 Class A Voting Shares; 25,598 Class B Non-Voting Shares; 7,044 Deferred Share Units

Carolyn Hursh BSW, MSW, Age 54 Calgary, Alberta
Ms. Hursh is the Chairman of James Richardson & Sons, Limited, a family owned and managed conglomerate established in 1857, whose subsidiaries include: Pioneer Grain Limited, Canbra Foods Limited, Tundra Oil & Gas Limited, Lombard Realty Limited, Richardson Financial Partners Limited and Richardson Capital Limited. Ms. Hursh is also Chairman of the Max Bell Foundation.

Corus Board Details:
      •  Director since December 2005
      •  Member of the Corporate Governance Committee
      •  Meets Share Ownership Guidelines
      •  Independent
      •  Holds 3,000 Class B Non-Voting Shares

Wendy A. Leaney BA (Hon), Age 59 Toronto, Ontario
Ms. Leaney is President of Wyoming Associates Ltd., a private investment and consulting firm based in Toronto. Prior to that, Ms. Leaney was Managing Director and Co-Head Global  Communications
Finance for TD Securities Inc. Ms. Leaney serves on the Board of Canadian Western Bank. From 2001 to 2005, Ms. Leaney also served on the Board of Call-Net Enterprises.

Corus Board Details:
      •  Director since July 2000
      •  Member of the Audit Committee. Chair of the Audit Committee effective October 11, 2006
      •  Meets Share Ownership Guidelines
      •  Independent
      •  Holds 3,500 Class B Non-Voting Shares

Ronald D. Rogers BComm, CA, Age 62 Calgary, Alberta
Mr. Rogers retired as Senior Vice-President and Chief Financial Officer of Shaw Communications Inc. in August of 2004. Mr. Rogers serves as a Trustee for The Brick Group Income Fund, Transforce
Income Fund, Pizza Pizza Royalty Income Fund and Parkland Income Fund.

Corus Board Details:
      •  Director since December 2003
      •  Chair of the Audit Committee and member of the Human Resources Committee (until October 11, 2006)
      •  Meets Share Ownership Guidelines
      •  Independent. Effective October 11, 2006, Non-Independent
      •  Holds 4,000 Class B Non-Voting Shares

Catherine Roozen BComm, Age 50 Edmonton, Alberta
Ms. Roozen is Director and Corporate Secretary of Cathton Holdings Ltd. and the Allard Foundation, positions she has held since 1981. Ms. Roozen serves on the Alberta Cancer Board as well as on a number of charitable boards. Ms. Roozen did not serve as a Director on any other publicly-traded companies during the period from 2002-2006.

Corus Board Details:
      •  Director since July 2001
      •  Member of the Audit and Corporate Governance Committees
      •  Meets Share Ownership Guidelines
      •  Independent
      •  Holds 171,666 Class A Voting Shares; 405,654 Class B Non-Voting Shares; 6,847 Deferred Share Units

Terrance Royer BASC, MBA, ICD.D, Age 58 Calgary, Alberta
Mr. Royer is Chairman of Royco Hotels Ltd., a hotel management company. Mr. Royer retired as Executive Vice-Chairman of the Calgary-based Royal Host REIT in December of 2005. He is also retired President, CEO and founder of Royal Host Corp., a hotel and resort ownership, franchising and management company. Mr. Royer served on The Board of Royal Host REIT from January, 1998 to June, 2006. Mr. Royer is Chairman Emeritus of the University of Lethbridge (Chairman from January 2001  - July 2006), Chairman of the Alberta “Access to the Future Fund” for post-secondary institutions in Alberta and is a Trustee for the Alberta Ingenuity Fund.

Corus Board Details:
      •  Director since September 1999
      •  Member of the Executive Committee and Chair of the Human Resources Committee. Member of the Audit Committee effective October 11, 2006
      •  Serves as the lead independent Director for Corus
      •  Meets Share Ownership Guidelines
      •  Independent
      •  Holds 5,716 Class B Non-Voting Shares; 6,340 Deferred Share Units

Heather A. Shaw BComm, MBA, Age 47 Calgary, Alberta
Ms. Shaw is the Executive Chair of Corus Entertainment Inc., and has held the position since its inception in September 1999. Ms. Shaw is a Director for The Calgary Health Trust and Viewtrak Technologies Inc; is a member of The Richard Ivey School of Business Advisory Board; and past Director of Shaw Communications Inc. Ms. Shaw also Sits on a number of charitable boards.
Ms. Shaw did not serve as a Director on any other publicly-traded companies during the period from 2002  - 2006.

Corus Board Details:
      •  Director and Executive Chair since September 1999
      •  Chair of the Board and Chair of the Executive Committee. Ex-officio member of Audit, Corporate Governance and Human Resources Committees.
      •  Meets Share Ownership Guidelines
      •  Non-Independent
      •  Holds 362,042 Class A Voting Shares; 194,077 Class B Non-Voting Shares(1)(2); 27,428 Restricted Share Units

Julie M. Shaw BSD, Age 45 Calgary, Alberta
Ms. Shaw is the Vice President, Facilities, Design and Management, Shaw Communications Inc., and Secretary of the Shaw Foundation, a philanthropic organization. Ms. Shaw did not serve as a director on any other publicly-traded companies during the period from 2002  - 2006.
Corus Board Details:
      •  Director since September 1999
      •  Meets Share Ownership Guidelines
      •  Non-Independent
      •  Holds 363,041 Class A Voting Shares; 180,643 Class B Non-Voting Shares(2)

(1)	Includes Class B Non-Voting Shares held under the Corus Employee Share Purchase Plan, purchased as an employee of Corus. Directors do not participate in the Corus Employee Share Purchase Plan
(2)
Certain Class A Voting Shares and Class B Non-Voting Shares shown for Heather A. Shaw and Julie M. Shaw are beneficially owned or controlled by JR Shaw pursuant to the Voting Trust Agreement. JR Shaw is the father of Heather A. Shaw and Julie M. Shaw.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the present auditors, as the auditors of the Company to hold office until the close of the next annual meeting of shareholders. Ernst & Young LLP have been auditors of the Company since its inception and no portion of their annual fees are for consulting services. It is intended that on any ballot that may be called for relating to the appointment of auditors, the Class A Voting Shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of the Company to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.

PRINCIPAL ACCOUNTING FEES AND SERVICES  - INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditor, Ernst and Young LLP, for the years ended August 31, 2006 and 2005 totalled $2,228,680 and $1,294,100, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year Ended August 31, 2006	Year Ended August 31, 2005
Audit Fees	1,553,000	999,300
Audit-Related Fees	280,500	237,500
Tax Fees	229,800	57,300
All Other Fees	165,380	-
Total	2,228,680	1,294,100

The nature of the services provided by Ernst and Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst and Young LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under “Audit Fees” above. These services consisted of employee benefit plan audits, assistance with the Company’s plans to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and translation services in respect of the financial statements and other regulatory filings.

Tax Fees

Tax fees were for tax compliance, tax advice and tax-planning professional services. These services consisted of tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, Goods and Services Tax, and value added tax) as well as assistance with various tax audit matters.

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

The Company’s Audit Committee has a policy restricting the services that may be provided by the auditors and the fees paid to the auditors. Prior to the engagement of the auditors, the Audit Committee pre-approves the provision of the service. In making their determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. Each quarter, the chief financial officer (“CFO”) makes a presentation to the Audit Committee detailing the non-audit services performed by the auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval if appropriate.

As required by the Sarbanes-Oxley Act of 2002, all audit, audit-related and non-audit services rendered by Ernst and Young LLP pursuant to engagements entered into since May 6, 2003 were pre-approved by the Audit Committee pursuant to the Company’s policy and pre-approval procedures. In 2006, no audit-related or non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

SHAREHOLDER PROPOSALS

There were no proposals brought forward by shareholders of Corus Entertainment Inc. to raise at the 2006 Annual Meeting of Shareholders.

Part III - CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.

The Board believes that its commitment to sound corporate governance practices is in the interest of its shareholders and contributes to effective and efficient decision making. The TSX Committee on Corporate Governance has issued a series of guidelines (the “TSX Guidelines”) for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. A company listed on the TSX is required to disclose annually its approach to corporate governance with reference to the guidelines and the TSX Guidelines. In addition, as a foreign private issuer listed on the NYSE, the Company is required to meet the regulations of the Sarbanes-Oxley Act of 2002 (the “Act”) and the NYSE listing guidelines. The Act requires increased financial and other types of disclosure and enhanced corporate governance practices while imposing new levels of potential civil and criminal liability on senior officers. The Company has been an early adoptee of many of the new requirements. The Company provided chief executive officer (“CEO”) and chief financial officer (“CFO”) certifications as required under Section 302 and 906 of the Act for its annual report Form 40-F filed as at October 31, 2002 as the new rules required certifications for fiscal year ends which ended after August 29, 2002. The new audit committee requirements include enhanced independence criteria for audit committee members, the designation of a financial expert, pre-approval of permissible non-audit services to be performed by the Company’s auditors and the establishment of procedures for the anonymous submission of complaints regarding the Company’s accounting and auditing practices. The Company has adopted a Code of Conduct and Business Ethics for its directors, officers and employees and created a Disclosure Committee to ensure that the Company’s disclosure controls and procedures are operating effectively. The Company has ensured and will continue to ensure that its practices are in accordance with the Act as the various provisions become effective. See Schedule A which details the corporate governance practices of the Company and confirms the Company’s compliance, as applicable with the TSX Guidelines.

A summary of the significant ways in which the Company’s governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE Corporate Governance Rules (“NYSE Rules”) is maintained on the Company’s website at www.corusent.com.

DIRECTOR INDEPENDENCE STANDARDS

A majority of the Company’s directors are independent (NYSE Rules) or unrelated (TSX Guidelines). To be considered independent or unrelated under these rules, the Board must determine that a director has no direct or indirect material relationship with the Company.

Of the 10 Board members, only John Cassaday, the President and Chief Executive Officer of the Company, and Heather Shaw, the Executive Chair, are inside directors. Two of the eight outside directors are related directors. In fiscal 2006, the Board considers Julie Shaw, an employee of Shaw Communications Inc. and daughter of JR Shaw, to be a related director. On October 11, 2006, Ronald Rogers, based on discussions initiated by him, was no longer considered by the Board to be independent and unrelated on an interim basis.

Part IV - COMPENSATION AND OTHER INFORMATION

COMPENSATION OF DIRECTORS

Table 2 reflects the remuneration paid to non-executive directors of the Company.

Table 2  - Director Remuneration for Fiscal 2006

Annual Board retainer	$27,000
Fee per Board meeting attended	$1,500
Committee meeting	$1,000
Audit Committee meeting	$1,500
Committee Chair retainer	$5,000
Audit Committee Chair retainer	$7,500

The Company paid a total of $240,250 to nine directors(1)(2) for their annual Board and, if applicable, Committee Chair retainers, a total of $129,000 to nine directors(1)(2) for their attendance at meetings of the Board or its Committees and a total of $11,000 to eight directors(1)(2) in travel supplements for meetings relating to the fiscal year ended August 31, 2006. There were no funds set aside for pension benefits, as Corus does not have a retirement plan in place for Directors.

Table 3 reflects compensation earned by Directors in fiscal 2006. As described below, directors may have his or her fees paid in cash or deferred share units (“DSUs”).

Table 3  - Directors’ Compensation for Fiscal 2006

Name	Board Retainer ($)	Committee Chair Retainer ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)		Travel Supplement($)	Total Fees Paid ($)	Portion of Fees Taken in Cash or DSUs
Pierre Béland	27,000	-	12,000	5,000	(3)	1,000	45,000	100% DSU
John Cassaday	-	-	-	-		-	-	-
Dennis Erker	27,000	5,000	9,000	5,000		1,500	47,500	100% DSU
Carolyn Hursh(1)	20,250		7,500	3,000		1,500	32,250	100% cash
Wendy Leaney	27,000	-	12,000	6,000		1,000	46,000	100% cash
Dorothy Zolf McDonald (2)	13,500	-	4,500	1,000		-	19,000	100% cash
Catherine Roozen	27,000	-	10,500	7,500		1,500	46,500	100% DSU
Ronald Rogers	27,000	7,500	9,000	11,000	(3)	1,500	56,000	100% cash
Terrance Royer	27,000	5,000	9,000	5,000	(3)	1,000	47,000	100% DSU
Heather Shaw	-	-	-	-		-	-	-
Julie Shaw	27,000	-	12,000	-		2,000	41,000	100% cash
TOTAL	222,750	17,500	85,500	43,500		11,000	380,250

(1)    Ms. Hursh was appointed as a director on December 15, 2005.
(2)    Ms. McDonald resigned from the Board of Directors on December 15, 2005.
(3)    One Human Resources Committee meeting took place in August 2005 but the fee was paid in October 2005

Interlocking Directorships

As at November 15, 2006, no directors served together on the boards of directors of other publicly- traded companies.

Board and Committee Attendance of Directors

Table 4 provides a summary of Board and Committee meetings held during fiscal 2006.

Table 4  - Summary of Meetings for Directors

Board	8
Audit Committee	4
Corporate Governance Committee	4
Executive Committee	1
Human Resources Committee	4
Total number of meetings held	19

Table 5 provides a summary of attendance for Board and Committee members during fiscal 2006.

Table 5  - Summary of Attendance for Directors

Name	Board Meetings Attended	Committee Meetings Attended(1)	% of Board Meetings Attended	% of Committee Meetings Attended
Pierre Béland	8 of 8	4 of 4	100%	100%
John Cassaday	8 of 8	19 of 19	100%	100%
Dennis Erker	6 of 8	5 of 5	75%	100%
Carolyn Hursh(1)	5 of 5	3 of 3	100%	100%
Wendy Leaney	8 of 8	4 of 4	100%	100%
Dorothy Zolf McDonald(2)	3 of 3	1 of 1	100%	100%
Ronald Rogers	6 of 8	8 of 8	75%	100%
Catherine Roozen	7 of 8	6 of 8	88%	75%
Terrance Royer	6 of 8	4 of 4	75%	100%
Heather Shaw	8 of 8	19 of 19	100%	100%
Julie Shaw	8 of 8	-	100%	-

(1) Ms. Hursh was appointed as a director on December 15, 2005.

(2) Ms. McDonald resigned from the Board of Directors on December 15, 2005.

Directors’ Deferred Share Unit (“DSU”) Plan

On July 26, 2001 the Board adopted a Deferred Share Unit Plan (the “Plan”), effective September 1, 2001, for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between the individual directors and the shareholders of the Company. Under the terms of the Plan, each director may have his or her annual retainer and attendance fee paid entirely in cash or 50% in DSUs of the Company and 50% in cash or entirely in DSUs. The Deferred Share Units are redeemable when the director ceases to be a director of the Company.

DSUs are granted to directors who participate in the Plan on a quarterly basis. The number of DSUs that a director is entitled to receive in any particular quarter is based upon the percentage that the director has elected to receive in DSUs multiplied by one quarter of such director’s annual retainer and attendance fees divided by the closing price on the TSX of the Class B Non-Voting Shares on the last trading day of the preceding fiscal quarter. The value of a DSU when converted to cash is equivalent to the market value of Class B Non-Voting Shares at the time the redemption takes place. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Class B Non-Voting Shares. A director cannot convert DSUs to cash until the director ceases to be a member of the Board, an employee, and/or an officer of the Company and its affiliates. In fiscal 2006 four of eight eligible directors participated in the Plan. On October 26, 2006, the Board amended the DSU Plan to include senior officers. Under the amendment, senior officers may allocate a portion of their annual short term incentive to the DSU Plan. The amendment was made to promote increased share ownership in the company.

Share Ownership Guideline

Each non-executive director is required, within one year of appointment, to own at least 2,000 shares of the Company or an amount equal to three times the annual retainer, whichever amount is higher.

Table 6 provides a breakdown of each director’s current holdings of Class A Voting Shares; Class B Non-Voting Shares, DSUs and RSUs(1). As at August 31, 2006, all directors met the target ownership level.

Table 6  - Directors’ Share Ownership

	Fiscal year	Class A Voting Shares (#)	Class B Non-Voting Shares (#)	DSUs (#)	RSUs(1) (#)	Total Shares,DSUs and RSUs(1) (#)	Total Shares, DSUs and RSUs(1)(2) (#)
Pierre Béland	2006	-	13,389	2,817	-	16,206	626,038
	2005	-	13,389	1,439	-	14,828	478,203
John Cassaday(1)	2006		235,283	-	29,278	264,561	10,219,991
	2005	-	233,535	-	-	233,535	7,531,504
Dennis Erker	2006	1,225	25,598	7,044	-	33,867	1,308,282
	2005	1,225	25,598	5,604	-	32,427	1,045,771
Carolyn Hursh(3)	2006	-	3,000	-	-	3,000	115,890
Wendy Leaney	2006	-	3,500	-	-	3,500	135,205
	2005	-	3,500	-	-	3,500	112,875
Dorothy Zolf McDonald(4)	2006	-	3,500	-	-	3,500	135,205
	2005	-	3,500	-	-	3,500	112,875
Ronald Rogers	2006	-	4,000	-	-	4,000	154,520
	2005	-	4,000	-	-	4,000	129,000
Catherine Roozen	2006	171,666	405,654	6,847	-	584,167	22,566,371
	2005	171,666	405,654	5,414	-	582,734	18,793,171
Terrance Royer	2006	-	5,716	6,340	-	12,056	465,723
	2005	-	5,716	4,893	-	10,609	342,140
Heather Shaw(1)	2006	362,042	194,077	-	27,428	583,547	22,542,421
	2005	362,042	192,453	-	-	554,495	17,882,464
Julie Shaw	2006	363,041	180,643	-	-	543,684	21,002,513
	2005	363,041	180,643	-	-	543,684	17,533,809

(1)   The RSU Plan was implemented in fiscal 2006 and is only available to senior management of Corus Entertainment. Detailed information on the Plan can be found on page 19 of this document, in the Executive Compensation section.
(2)   The value of the Shares, DSUs and RSUs is based on the August 31, 2006 closing share price of $38.63.
(3)    Ms. Hursh was appointed as a director on December 15, 2005.
(4)    Ms. McDonald resigned from the Board of Directors on December 15, 2005.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources Committee (the “Committee”) has the responsibility for annually setting and approving the compensation package for the Executive Chair and Chief Executive Officer and for annually reviewing and approving the compensation packages for executive officers of the Company. The Committee also reviews and approves changes to the Company’s compensation policies in respect of matters such as Pension Plans, Employee Benefit Plans and the structure and granting of stock options.

The Committee is comprised of three unrelated directors, Pierre Béland, Dennis Erker and Terrance Royer (Chair). Ronald Rogers was a member of the Committee until October 11, 2006 ,when he was replaced by Mr. Erker.

Compensation Philosophy and Components of Total Compensation

The aggregate compensation of senior officers of the Company, including the Named Executive Officers, consists of four components: base salary, short-term incentive awards and mid- and long-term incentive awards. The Company aims to ensure that each executive officer’s compensation is balanced among these four components.

(i) Base Salary

Base salary levels for all executive officers (including the Executive Chair and Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

1.     to attract and retain executives and senior management required for the success of the Company;

2.     to motivate performance;

3.     to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

4.     to reward individual performance and contribution to the achievement of the Company’s objectives.

(ii) Short-term Incentive Awards

Short-term incentive awards are designed to deliver improved operating performance on an annual basis. The achievement of annual targets on a consistent basis increases long-term shareholder value. Short-term incentive awards are paid as cash bonuses on an annual basis. Plan participants range from the named executives to individual managers with the amount payable based on a percentage of an executive’s base salary within a range of 90% to 10%.

The amount of the short-term award payable is tied to two or more of the following four components:

1.     the budgeted operating profit performance (segment profit) of individual business units and/or the Company as a whole;

2.     the budgeted free cash flow of the Company on a consolidated basis;

3.     the budgeted earnings per share; and

4.     each executive meeting his or her personal objectives.

For example, the Chief Executive Officer’s components for fiscal 2006 were consolidated free cash flow (45%), earnings per share (45%) and personal objectives (10%). Divisional presidents are measured on divisional segment profit (64%), consolidated free cash flow (20%) and personal objectives (16%). Performance bonuses are only paid out if the financial performance targets are attained.

(iii) Mid-term and Long-term Incentive Awards

Mid-term incentive awards, or performance share units (PSUs), were introduced in September 2002 as a complement to the long-term incentive plan to reward performance over a three-year period. The awards may be granted annually to certain key employees with the number of units awarded as a percentage of the executive’s base salary. Performance criteria consisting of minimum share price targets and continued employment must be met before a payment is made. The criteria is based on a minimum share price appreciation of between 12% and 16%.

Long-term incentive awards in the form of stock options may be granted annually with the target award set as a percentage of the executive’s salary, based on corporate performance and the achievement of personal performance objectives in the previous fiscal year. Generally, the value of long- term stock option award targets are higher as a percentage of base salary than short-term cash awards. The Company does not take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year. There is no set percentage weighting of corporate versus personal objectives in the determination of long-term incentive awards. The importance of these factors is left to the discretion of the Committee which may vary its relative weightings for each executive from year to year. The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Committee.

In fiscal 2006, the Company implemented a new long-term plan in the form of restricted share units (RSUs) for senior management based on total shareholder appreciation targets of 13.5%, 16% and 20% over a cumulative five-year period and peer group performance. The plan is intended to encourage and reward outstanding performance by plan participants if certain performance measures are met. The plan is also designed to act as a retention tool. The plan has two performance measures. The first measure is absolute annualized total shareholder return and represents 80% of the potential award. The annual volume weighted return is based on three target levels of 13.5%, 16% and 20%. The second measure is relative performance against relevant peer companies and represents 20% of the potential award. The participant is not eligible to receive an award until two years after achieving the target and the award will vest at the rate of one third on the third anniversary, one third on the fourth anniversary and one third on the fifth anniversary. In fiscal 2006, the volume weighted share price increased by 20%, resulting in the earning of a “maximum” award. The company also outperformed its peer companies, resulting in the earning of a “target” award. The potential award for the eligible participants based on the 2006 fiscal performance of the Company is $5.0 million. The obligation will be funded by the purchase of Corus shares in the open market.

The base salaries for the Executive Chair and the Chief Executive Officer are determined in the same manner as that of all other executives. The Executive Chair and the Chief Executive Officer do not participate in the Committee’s or the Board’s decisions nor does she/he vote relating to her/his compensation. The short-term and long-term components of the Chief Executive Officer’s incentive compensation were determined in accordance with his employment contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards. The Company has targeted its base salary levels for all executives, including the Executive Chair and the Chief Executive Officer, at approximately the 50th percentile of companies within its comparison group while total compensation (including base salary) is targeted to be at approximately the 75th percentile based on its pay for performance philosophy.

The Committee retained the services of Hamilton Soles/Ray & Berndtson of Calgary and William Mercer of Calgary during the fiscal year to assist in the development of the compensation package for the Chief Executive Officer as part of his new employment contract and to assist in the development of a new long-term incentive plan for the senior officers of the Company. The total fee paid to the consultants and approved by the Executive Chair amounted to approximately $40,000 in fiscal 2006.

Submitted on behalf of the Committee:

Terrance Royer, Chair
Dennis Erker
Pierre Béland
Ronald Rogers

EXECUTIVE COMPENSATION

The following table sets forth the compensation of the Chief Executive Officer and the Chief Financial Officer of Corus and the three other most highly compensated executive officers of Corus (collectively, the “Named Executive Officers”) for the three most recently completed financial years of the Company.

Table 7  - Summary Compensation Table

		Annual Compensation			Long-Term and Mid-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation($)(2)	Securities Under Options/ SARs Granted (#)(3)	Shares or Units Subject to Resale Restrictions ($)(4)(5)	PSU Payouts ($)(5)	All Other Compensation($)(6)
John M. Cassaday	2006	800,000	1,200,960	143,109	100,000	29,278	-	19,000
President and CEO	2005	800,000	1,021,600	137,214	140,000	-	1,935,000	18,000
	2004	775,000	139,500	126,044	130,000	-	-	16,500
Thomas C. Peddie	2006	412,000	412,330	-	30,000	9,033	386,300	19,000
Senior Vice-President	2005	400,000	340,560	-	20,000	10,000	-	18,000
and CFO	2004	386,250	46,350	-	20,000	-	-	16,500
Heather A. Shaw	2006	750,000	1,125,900	161,352	-	27,428	-	19,000
Executive Chair	2005	750,000	957,750	53,455	130,000	-	645,000	18,000
	2004	725,000	130,500	155,367	120,000	-	-	16,500
John P. Hayes	2006	530,450	124,143	-	30,000	14,560	386,300	19,000
President, Radio	2005	515,000	473,564	-	20,000	10,000	-	18,000
	2004	500,000	77,250	-	20,000	-	-	16,500
Paul W. Robertson	2006	463,500	444,606	-	30,000	12,717	386,300	19,000
President, Television	2005	450,000	441,186	-	20,000	10,000	-	18,000
	2004	440,000	207,691	-	20,000	-	-	16,500

Notes:

(1)
Bonuses are now accrued for the fiscal year in which the bonus was earned. Bonuses are paid following approval by the Compensation Committee. In prior years, bonuses were disclosed on a cash basis and have now been restated. All bonuses are performance based. There are no discretionary bonuses.

(2)	Includes perquisites and other benefits if such compensation exceeds the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(3)	See table under “Options Granted During Year Ended August 31, 2006”.

(4)
Shares to be issued under the “Long-Term Incentive Plan” once the individual has met the eligibility requirement of two additional years of service and a three year vesting period. The actual value of the shares for the Named Executive Officers will be the market price on the date of issue.

(5)	See “Long-Term Incentive Plan”, “Performance Share Units” for units granted in 2004 and 2005 and “Restricted Share Units” for units granted in 2006 below.

(6)	Represents amounts set aside to provide benefits under Corus’ pension plans. See “Pension Plan” below.

Table 7.1  - Enhanced Summary Compensation Table

John M. Cassaday President and CEO	2006 ($)	2005 ($)	2004 ($)
Cash Compensation
Base Salary	800,000	800,000	775,000
Bonus	1,200,960	1,021,600	139,500
Total Cash Compensation	2,000,960	1,821,600	914,500
Long Term Compensation
Stock Options(1)	1,116,000	1,262,800	1,264,900
Performance Share Units(2)	-	1,935,000	-
Restricted Share Units(3)	1,131,000	-	-
Total Long Term Compensation	2,247,000	3,197,800	1,264,900
TOTAL DIRECT COMPENSATION	4,247,960	5,019,400	2,179,400
Other Compensation
Perquisites	143,109	137,214	126,044
Pension Service Cost	19,000	18,000	16,500
Total Other Compensation	162,109	155,214	142,544
TOTAL COMPENSATION	4,410,069	5,174,614	2,321,944

Notes:

(1)
The stock option value was determined using the Black Scholes method at the time of the grant $9.73 in 2004, $9.03 in 2005 and $11.16 in 2006. The current value of the “in the money” options for the three year period based on the August 31, 2006 TSX closing share price of $38.63 is $4,630,500.

(2)	The Performance Share Units represent the actual amount earned in fiscal 2005.
(3)	The Restricted Share Units represent the amount earned in fiscal 2006 but the vesting of the units does not begin until fiscal 2009.

Long-Term Incentive Plan

Certain Named Executive Officers exercised stock options during the financial year ended August 31, 2006. No additional payouts were made to any of the Named Executive Officers during the financial year ended August 31, 2006 under any other arrangement of the Company which would constitute a long-term incentive plan.

Performance Share Units (PSUs)

In fiscal 2003, commencing as of September 1, 2002, the Company established an incentive plan for certain key employees consisting of PSUs. Each PSU entitled the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the TSX on August 31 of the year of the expiration date multiplied by the number of vested units determined by achievement of specific performance-based criteria related to the Company’s share price appreciating by 12% increments for a ten consecutive day period at any time prior to the expiration of a three year restriction period. The employee must be actively employed by Corus as of the end of the restriction period to receive payment of the vested units. The performance thresholds for PSUs issued in fiscal 2003 were $28.00, $31.36 and $35.12 and the restriction period ended August 31, 2005. In fiscal 2005, the Company paid 2/3 of the September 1, 2002 grant to the eligible employees at an August 31, 2005 share price of $32.25. The remaining 1/3 of the grant expired as the threshold target was not achieved. The thresholds for PSUs granted in fiscal 2004 were $31.36, $35.12 and $39.33 and the restriction period ended August 31, 2006. In fiscal 2006, all three performance thresholds were achieved and the Company paid 100% of the September 1, 2003 grant to the eligible employees at an August 31, 2006 share price of $38.63. The thresholds for PSUs granted on September 1, 2004 for fiscal 2005 are $26.64, $29.84 and $33.42 and the restriction period ends August 31, 2007.

All three thresholds have been achieved and a payment will be made to the eligible employees in fiscal 2007 following the expiration of the restriction period. The threshold for PSUs granted on September 1, 2005 for fiscal 2006 are $37.41, $43.30 and $50.34 and the restriction period ends August 31, 2008. One threshold has been achieved and the potential payout is currently 1/3 of the grant.

Certain key employees are required to make a financial commitment towards ownership of Corus stock if they wish to participate in the Company’s mid-term and long-term incentive plan. The Company established specific thresholds that each current and future employee must attain within five years for participation in the plan. The threshold ranges are based on a multiple of base salary or base commissioned income. The thresholds for the mentioned key employee positions in the Company are as follows:

Executive Chair and Chief Executive Officer	5 times base salary
Divisional Presidents and Chief Financial Officer	2 times base salary
Vice Presidents and General Managers of Large Cluster Accounts	1 times base salary
General Managers, Vice Presidents, Directors	0.75 times base salary

Table 8 outlines: the number of PSUs awarded during the fiscal years ended August 31, 2005 and 2006 to each of the Named Executive Officers; the restriction period; and the estimated future payouts under the PSU plan.

Table 8  - PSUs  - Awards in Fiscal 2006(1) and Fiscal 2005

		Securities/	Performance or	Estimated Future Payouts
		Units or Other	Other Period Until	Threshold Achieved at	Unrealized Value
		Rights	Maturation or	August 31, 2006	at August 31, 2006
Name		(#)	Payout	(#)	($)(2)
John M. Cassaday	2006	-	-	-	-
	2005	-	-	-	-
Thomas C. Peddie	2006	-	-	-	-
	2005	10,000	August 31, 2007	10,000	386,300
Heather A. Shaw	2006	-	-	-	-
	2005	-	-	-	-
John P. Hayes	2006	-	-	-	-
	2005	10,000	August 31, 2007	10,000	386,300
Paul W. Robertson	2006	-	-	-	-
	2005	10,000	August 31, 2007	10,000	386,300

(1) No PSUs were issued to the Named Executive Officers in fiscal 2006.

(2) Assumes executive meets three-year employment criteria and the PSU is paid out at the August 31, 2006 share price of $38.63.

Stock Option Plan

The Board adopted a proposed stock option plan (the “Stock Option Plan”) on November 23, 1999, which was ratified by the shareholders of the Company at the 2000 Annual Meeting. Under the Stock Option Plan, options (“Options”) to purchase Class B Non-Voting Shares may be granted from time to time by the directors of the Company to directors, officers and employees of and consultants to the Company and its subsidiaries (collectively, the “Participants”). Generally, stock options are granted on an annual basis at the start of the new fiscal year.

The Stock Option Plan is administered by the Board and the Options may not have terms exceeding 10 years from the date of grant. Unless otherwise determined by the Board, the Options are not immediately exercisable, but rather 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary of the date of grant. The Options must be issued at not less than their fair market value on the trading day immediately preceding the date on which the Option is granted. The fair market value is the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the Option is granted or, if such shares are not then listed and posted for trading on the TSX, such other exchange or published market selected by the Board upon which the Class B Non-Voting Shares may be listed and posted for trading. If the Class B Non-Voting Shares did not trade on such date, then the fair market value will be the closing price of the Class B Non-Voting Shares on the relevant exchange on the last previous day on which a sale is reported. The current maximum number of Class B Non-Voting Shares issuable under the Stock Option Plan may not exceed 4,084,642 Class B Non-Voting Shares and is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of the grant on a non-diluted basis, and the aggregate number reserved for issuance to any one person shall not exceed 5% of the number of Class B Non-Voting Shares outstanding as of the date of the grant.

Options Granted During Year Ended August 31, 2006

Table 9 sets out Options to purchase Class B Non-Voting Shares granted by the Company to the Named Executive Officers during the year ended August 31, 2006.

Table 9  - Option Grants During the Financial Year Ended August 31, 2006

Name	Securities/ SARs Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John M. Cassaday	100,000	37	32.25	32.25	March 1, 2013
Thomas C. Peddie	30,000	11	32.25	32.25	March 1, 2013
Heather A. Shaw	-	-	32.25	32.25	March 1, 2013
John P. Hayes	30,000	11	32.25	32.25	March 1, 2013
Paul W. Robertson	30,000	11	32.25	32.25	March 1, 2013

(1) Grant date September 1, 2005

Table 10 indicates the Options exercised during the financial year ended August 31, 2006 by each of the Named Executive Officers and the value of Options unexercised at financial year end.

Table 10  - Aggregate Options Exercised During the Financial Year Ended
August 31, 2006 and Option Values as at August 31, 2006

	Securities Acquired	Aggregate	Unexercised Options as at August 31, 2006 (#)		Value of Unexercised In-the-Money Options as at August 31, 2006(1) ($)
	On Exercise	Value Realized		Non-		Non-
Name	(#)	($)	Exercisable	Exercisable	Exercisable	Exercisable
John M. Cassaday	30,000	430,500	738,040	177,500	9,111,919	1,996,025
Thomas C. Peddie	22,500	379,185	145,000	37,500	1,433,119	365,600
Heather A. Shaw	Nil	Nil	598,940	95,000	7,821,226	1,406,500
John P. Hayes	Nil	Nil	205,544	37,500	1,806,765	365,600
Paul W. Robertson	45,000	656,389	132,935	37,500	1,432,180	365,600

(1) Based upon the closing price of the Class B Non-Voting Shares on the TSX on August 31, 2006 of $38.63 per Class B Non-Voting Share.

Restricted Share Units (RSUs)

In fiscal 2006, the Company implemented a new long-term RSU Plan (the “Plan”) for senior management based on total shareholder appreciation targets of 13.5%, 16% and 20% over a cumulative five-year period and peer group performance. The Plan is intended to encourage and reward outstanding performance by plan participants if certain performance measures are met. The Plan is also designed to act as a retention tool. The Plan has two performance measures. The first measure is absolute annualized total shareholder return and represents 80% of the potential award. The annual volume weighted return is based on three target levels of 13.5%, 16% and 20%. The second measure is relative performance against relevant peer companies and represents 20% of the potential award. The participant is not eligible to receive an award until two years after achieving the target and the award will vest at the rate of one third on the third anniversary, one third on the fourth anniversary and one third on the fifth anniversary. In fiscal 2006, the volume weighted share price increased by 20%, resulting in the earning of a “maximum” award. The company also outperformed its peer companies, resulting in the earning of a “target” award. The potential award for the eligible participants based on the 2006 fiscal performance of the Company is $5.0 million. The obligation will be funded by the purchase of Corus shares in the open market.

Table 11 outlines the number of RSUs awarded during the fiscal years ended August 31, 2005 and 2006 to each of the Named Executive Officers; the restriction period; and the market value at financial year end

Table 11  - RSUs  - Awards in Fiscal 2006 and Fiscal 2005 (1)

		Securities/		Performance	Estimated Future Payouts
		Units		or Other	Threshold	Unrealized
		Or	Base	Period Until	Achieved at	Market Value
		Other Rights	Price(2)	Maturation or	August 31, 2006	at August 31, 2006(3)
Name		(#)	($)	Payout	(#)	($)
John M. Cassaday	2006	29,278	39.624	August 31, 2011	29,278	1,131,000
	2005	-	-	-	-	-
Thomas C. Peddie	2006	9,033	39.624	August 31, 2011	9,033	348,900
	2005	-	-	-	-	-
Heather A. Shaw	2006	27,428	39.624	August 31, 2011	27,428	1,059,500
	2005	-	-	-	-	-
John P. Hayes	2006	14,560	39.624	August 31, 2011	14,560	562,500
	2005	-	-	-	-	-
Paul W. Robertson	2006	12,717	39.624	August 31, 2011	12,717	491,300
	2005	-	-	-	-	-

(1) The RSU Plan was implemented in Fiscal 2006 and RSUs were issued to the Named Executive Officers for the first time on August 31, 2006.

(2) Based on the 20 day average closing price on the TSX for the period ended August 31, 2006.

(3) Assumes Named Executive meets five-year employment criteria. The unrealized market value of the RSUs is based on the August 31, 2006 TSX closing share price of $38.63.

Securities Authorized For Issuance Under Equity Compensation Plans

Table 12 provides details of equity compensation plan information as at the fiscal year ended August 31, 2006.

Table 12  - Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)
Equity compensation plans approved by security holders	3,429,642	28.00	275,485
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	3,429,642	28.00	275,485

Employee Share Purchase Plan

An employee share purchase plan (the “ESPP”) was introduced by the Company to provide employees of the Company (“Participants”) with an incentive to increase the profitability of the Company and as a means to participate in that increased profitability. Generally, all non-unionized full-time employees of the Company and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Company, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Company.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the Participant’s monthly basic compensation. The Company contributes an amount equal to 25% of the Participant’s contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, acquires Class B Non-Voting Shares for the benefit of Participants through the facilities of the TSX using monies contributed to the ESPP. A Participant may withdraw up to 100% of the shares vested in his or her account up to twice in any 12-month period without penalty. Contributions on behalf of the Named Executive Officers are included in “Other Annual Compensation” in Table 7  - Summary Compensation Table.

Pension Plan

The Company provides all employees with a defined contribution pension plan (also known as a money purchase plan). Under this plan, the Company makes annual contributions equal to 5% of each employee’s annual salary to a maximum contribution in the 2006 fiscal year of $19,000. Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in Table 7  - Summary Compensation Table. The Company does not currently have a Supplementary Executive Retirement Plan (SERP).

Employment Agreements

The Company entered into a new employment agreement effective September 1, 2005 with John M. Cassaday, President and Chief Executive Officer. Under the terms of the agreement Mr. Cassaday will receive an annual salary of $800,000 in fiscal 2006, to be reviewed bi-annually commencing September 1, 2007, and long-term compensation based on the Company achieving certain annual total shareholder returns of 13.5%, 16% and 20% over a cumulative five-year period. No other Named Executive Officer has an employment contract with the Company. The agreement provides for severance payments in the event of termination of Mr. Cassaday’s services for reasons other than cause, or for a change of control, equal to two times his annual salary and targeted bonus at 90% of his annual salary. The term of the agreement is until March 2015 when Mr. Cassaday reaches the age of 62.

PERFORMANCE GRAPH

The Class B Non-Voting Shares of the Company were listed and posted for trading under the symbol “CJR.NV.B” on the TSX from September 3, 1999 to June 6, 2006. The listing was changed on the TSX to its current symbol “CJR.B” on June 7, 2006. The following chart compares the cumulative total shareholder return on $100 invested in Class B Non-Voting Shares of the Company on September 1, 1999 with the cumulative total shareholder return of the S&P/TSX Composite Index for the period September 1, 1999 to August 31, 2006 (assuming reinvestment of dividends).

Total Return Performance Corus vs. S&P/TSX Composite Index
Sept. 1, 1999  - Aug. 31, 2006

FOR THE FINANCIAL YEARS	1999	2000	2001	2002	2003	2004	2005	2006
Corus	100	225	155	105	124	123	168	202
S&P/TSX Composite	100	161	106	95	108	120	153	173

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares, Corus Senior Subordinated Notes and relocation housing and investment loans. All of the loans to directors, executive officers and senior officers were granted prior to July 31, 2002 in keeping with Guideline 2 of the Sarbanes-Oxley Act of 2002. The loans granted by the Company to such directors or officers do not bear interest. The Company has either obtained a mortgage on the personal residence of each such director or officer in the full amount of the loan to such director or officer as security for such indebtedness or retained a promissory note and the relevant Class B Non-Voting Shares as security against the indebtedness. The aggregate amount of such indebtedness as of the date hereof was $6,073,909 as detailed in Table 13. No other director or officer of the Company is or has been indebted to the Company. Table 14 sets forth details of individual indebtedness to Corus.

Table 13  - Aggregate Indebtedness During the Twelve Months Ended November 15, 2006

Purpose	To the Company or its Subsidiaries	To Another Entity
Share Purchases	$1,371,909	Nil
Other	$4,702,000	Nil

Table 14  - Indebtedness Under Securities Purchase Program and Other Programs

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2006 ($)	Amount Outstanding as at November 15, 2006 ($)	Financially Assisted Securities Purchases During Fiscal 2006 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2006 ($)
Securities Purchase Programs
Hal Blackadar	Lender	62,036	41,843	Nil	(1)	Nil
Vice President, Human Resources
John M. Cassaday	Lender	231,921	191,921	Nil	(1)	Nil
President and Chief Executive Officer
Bryan Ellis	Lender	61,000	48,239	Nil	(1)	Nil
Vice President, Corporate Development
James Johnston	Lender	199,500	171,000	Nil	(1)	Nil
General Manager, Corus Radio Toronto
Chris Pandoff	Lender	192,000	164,500	Nil	(1)	Nil
Vice President, Ontario Radio
Thomas C. Peddie	Lender	392,000	336,000	Nil	(1)	Nil
Senior Vice President and
Chief Financial Officer
Paul W. Robertson	Lender	420,000	360,000	Nil	(1)	Nil
President, Television
Doug Rutherford	Lender	83,545	58,406	Nil	(1)	Nil
General Manager, Edmonton Radio
Total Securities Purchase Programs			1,371,909

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2006 ($)	Amount Outstanding as at November 15, 2006 ($)	Financially Assisted Securities Purchases During Fiscal 2006 (#)	Security for Indebtedness	Amount Forgiven During Fiscal 2006 ($)
Other Programs
John M. Cassaday	Lender	480,000	410,000	Nil	(2)	Nil
President and Chief Executive Officer
Heather A. Shaw	Lender	4,316,000	4,292,000	Nil	(3)	Nil
Executive Chair
Total Other Programs			4,702,000

Notes:

(1) The loan has a 10-year term from December 1, 2001 with annual instalments of the greater of 10% of the original principal or 10% of the employee’s short-term incentive bonus for the previous fiscal year.

(2) Secured by Class B Non-Voting Shares and a residential mortgage repayable in annual instalments of $70,000 per year.

(3) Secured by a residential mortgage, Class B Non-Voting Shares and a general security agreement and guarantee from 843341 Alberta Ltd., and is repayable in 2007.

DIRECTORS’ AND OFFICERS’ SHAREHOLDINGS

As of November 15, 2006, the directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 52.1% of the issued and outstanding Corus Class A Voting Shares and 2.9% of the issued and outstanding Class B Non-Voting Shares. The Class A Voting Shares held by Heather and Julie Shaw are included in the total of JR Shaw pursuant to the Voting Trust Agreement.

DIRECTORS’ AND OFFICERS’ INSURANCE

Corus has purchased an insurance policy for its directors and officers and for the directors and officers of its controlled subsidiaries which covers any liability incurred by them while acting in their capacity as such in respect of wrongful acts, errors or omissions. The aggregate policy limit in fiscal 2006 was U.S.$30 million with a corporate retention limit of U.S.$250,000 on Indemnifiable Losses and U.S.$1 million on US Securities Claims. The annual premium is approximately U.S.$488,000.

NORMAL COURSE ISSUER BID

The Company currently has a Normal Course Issuer Bid in place for the purchase of up to 3 million Class B Non-Voting Shares. As of November 15, 2006, the Company has acquired 1,044,500 million Class B Non-Voting Shares at an average price of $35.60. The Normal Course Issuer Bid expires December 31, 2006.

PARTICULARS OF OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

2007 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than October 9, 2007 to be considered for inclusion in next year’s Management Information Circular for the purposes of the Company’s 2007 Annual Meeting of Shareholders.

ADDITIONAL INFORMATION

Corus will provide to any person or company, upon written request to the Vice President, Communications, of the Company, at Suite 1630, BCE Place, Bay-Wellington Tower, 181 Bay Street, Toronto, Ontario, M5J 2T3, a copy of:

(a) its latest Annual Information Form, together with one copy of any document or pertinent pages of any documents incorporated therein by reference;

(b) its comparative consolidated financial statements for the year ended August 31, 2006, together with the report of its auditors thereon, and any interim statements filed subsequently; and

(c) its Notice and Management Information Circular for its last Annual Meeting of Shareholders.

This information and any material press releases relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Financial information for the fiscal year ended August 31, 2006 for the Company is provided in the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

Toronto, Ontario, December 8, 2006.

By Order of the Board of Directors
John M. Cassaday President and Chief Executive Officer

Schedule A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company (the “Board”) endorses the principle that sound corporate governance practices (“Corporate Governance Practices”) are important to the proper functioning of the Company and the enhancement of the interests of its shareholders. The Company’s Corporate Governance Practices are summarized below. This statement of Corporate Governance Practices was prepared by the Corporate Governance Committee of the Board and approved by the Board.

Table 1  - TSX Guidelines

Guideline 1 - Stewardship of the Company
The Board of Directors should explicitly assume responsibility for stewardship of the Company, and specifically assume responsibility for:
The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board acts in accordance with:

    •    The Canada Business Corporations Act

    •    The Company’s Articles of Incorporation and By-laws

    •    The Company’s Code of Business Conduct

    •    The charters of the Board and the Board committees

    •    Other applicable laws and Company policies

The Board has explicitly assumed responsibility for the stewardship of the Company and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets; (ii) the principal risks and the adequacy of systems and procedures to manage these risks; (iii) management development, succession planning and compensation and benefit policies; (iv) major acquisitions, strategic investments and alliances and business development initiatives; (v) the Company’s communications policies; (vi) the Company’s Corporate Governance Practices; and (vii) the integrity of the Company’s internal control and management information systems.

The Board meets a minimum of six times a year. The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Company’s affairs.

Copies of the Company’s Code of Business Conduct and charters of the Board and its committees can be found on the Company’s website at www.corusent.com in the Investor Information section.

Guideline 1A - Strategic planning process
Adoption of a strategic planning process
The Board of Directors meets at least once annually for a strategy session. In addition, the Board holds meetings from time to time which focus on specific strategic matters. In fiscal 2006, the Board met for a two-day strategic planning session and also reviewed each quarter the strategy in the light of current business and other conditions.

Guideline 1B - Principal risks
Identification of principal risks and implementing risk management systems
The Board, through the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. In fiscal 2004, a Disclosure Committee was created as a requirement pursuant to the regulations of the Sarbanes-Oxley Act of 2002 and principal risks are discussed and reviewed at each Board meeting.

The Disclosure Committee, comprising the Vice President, Risk and Compliance; the Vice President, Controller; the Vice President, Corporate Development; the Vice President, Finance of the Divisions; the Vice President of Communications; and the Vice President and General Counsel; meets on a quarterly basis to review operational and strategic risks to the Company. The impact of these risks are ranked on a high, medium and low basis and are reviewed with the Chief Executive Officer and Chief Financial Officer prior to being reviewed quarterly with the Audit Committee and the Board.

The Audit Committee makes recommendations in this regard, as necessary.

Guideline 1C - Succession planning
Succession planning and monitoring senior management
The Board is responsible for choosing the President and Chief Executive Officer, appointing senior management and for monitoring their performance and development. The Company has a formal succession planning and performance measuring process which identifies key performers throughout all levels of the organization. The results of this process are reviewed at least annually with the Board. Corus believes in the development of its people and furthers that goal through its internally created Corus “University”.

Guideline 1D - Communications policy
Communications policy
The Disclosure Committee has been mandated by the Board to ensure that internal procedures are in place to ensure effective communication between the Company, stakeholders and the public. The Board approves annual and quarterly reports including press releases and financial guidance. The Company promptly provides full and plain disclosure of all material information, as required by law. The Company also holds quarterly meetings with analysts and institutional investors by telephone conference call, which are open to the financial press as well as to the public (through simultaneous webcasting). The Company maintains a website on which it posts all press releases and other information which shareholders would find helpful. Investor and shareholder concerns are addressed on an ongoing basis by the Chief Financial Officer’s office.

1E - Integrity of internal control
Integrity of internal control and management information systems
The Board and Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, as well as the financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls. The Audit Committee maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee and the Board, on a regular basis and at least quarterly, on matters relating to internal control.

In fiscal 2004, the Company began the process of documenting and evaluating its internal control processes with the necessity of certifying the effectiveness of the Company’s internal control over financial reporting as of August 31, 2006 as required by the regulations of the Sarbanes-Oxley Act of 2002. The Audit Committee reviews the progress of this process on a quarterly basis. The Company plans to certify the design and effectiveness of its internal controls as required by the Sarbanes-Oxley Act of 2002 for fiscal 2006.

Guideline 2 - Board independence
A majority of directors should be “unrelated”. The TSX defines an unrelated director as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Of the 10 Board members, only John Cassaday, the President and Chief Executive Officer of the Company, and Heather Shaw, the Executive Chair, are inside directors. Two of the eight outside directors are related directors. In fiscal 2006, the Board considers Julie Shaw, an employee of Shaw Communications Inc. and daughter of JR Shaw, to be a related director.

Effective October 11, 2006, the Board, after discussions initiated by Ronald Rogers, considers him, on an interim basis, to be a related director. The Company is indirectly controlled by JR Shaw, the significant shareholder of the Company, who beneficially owns, controls or directs, through a Voting Trust Agreement, 1,452,648 Class A Voting Shares, which includes shares held by Heather Shaw and Julie Shaw and which amount to approximately 84.3% of the issued and outstanding Class A Voting Shares of the Company.

Guideline 3 - Individual unrelated directors
Disclose, for each director, whether he or she is related, and how that conclusion was reached.
The Board is responsible, through the Corporate Governance Committee, for determining whether or not each director is an unrelated director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. The majority of directors are unrelated to the Company.

Related directors of Corus are: John Cassaday, President and CEO of Corus Entertainment Inc.; Heather Shaw, Executive Chair of Corus Entertainment Inc., and a daughter of JR Shaw; Julie Shaw, a daughter of JR Shaw. Effective October 11, 2006, the Board, after discussions initiated by Ronald Rogers, considers him, on an interim basis, to be a related director.

Unrelated directors of Corus are Pierre Béland, Dennis Erker, Wendy Leaney, Carolyn Hursh, Catherine Roozen and Terrance Royer. None of these unrelated directors work in the day-to-day operations of the Company, are party to any material contracts with the Company or receive any material fees other than as directors. The Board believes that all six of the unrelated directors are independent directors who are free from any interests in or relationships with the significant shareholder or any of its affiliates.

More information about each director, including other directorships and meeting attendance, can be found on pages 4, 5 and 6 of this Circular.

Guideline 4 - Nominating Committee
Appoint a committee of directors, composed exclusively of outside directors, a majority of whom are unrelated, responsible for proposing to the full Board of Directors new nominees for election to the Board and for assessing directors on an ongoing basis.

The Corporate Governance Committee has the mandate to:

    •    Annually recommend new candidates for the Board;

    •    Review credentials of nominees for election;

    •    Recommend candidates for filling vacancies on the Board; and

    •    Ensure qualifications are maintained.

The Corporate Governance Committee has a formal process for the review and assessment of the members and potential members of the Board of Directors.

The members of the Corporate Governance Committee are Dennis Erker (Chair), Catherine Roozen and Carolyn Hursh. All of the Committee members are outside directors.

In identifying candidates for election or appointment to the Board, the Corporate Governance Committee recognizes the benefits of diversity and seeks to select candidates who by virtue of their differing skills, areas of expertise, professional and personal backgrounds and geographic location, are best able to contribute to the direction of the business and affairs of the Company.

Guideline5 -Assessingthe Board’s effectiveness
Implement a process for assessing the effectiveness of the Board, its committees and individual directors.
The Corporate Governance Committee is mandated to monitor the quality of the relationship between management and the Board of Directors and to assess the effectiveness of the Board, its committees and individual directors, and recommend improvements. The Corporate Governance Committee has adopted a formal process in this regard and conducts a bi-annual survey of directors on effectiveness of the operations of the Board and their respective committees and a director’s self evaluation using an outside and independent resource.

It is the responsibility of the Chair of the Board to ensure the effective operation of the Board in fulfilling its mandate. The Chair discusses directly with each chair of the committees the mandate and functioning of the committees and reviews any recommendations from the committees regarding their effectiveness with the Corporate Governance Committee. The Corporate Governance Committee conducts a bi-annual evaluation of the effectiveness of the Board and its committees and recommends changes as required.

Guideline 6 - Orientation and education of directors
Provide an orientation and education program for new directors.
A one-day orientation meeting is held for new Board members and any current directors wishing a refresher course. All Board members have highly detailed manuals relating to Corus and the industry, which are updated on a yearly basis, or more frequently if necessary. The Company has a formal and scheduled on-going education process for our directors, relating to Corus and industry initiatives. In addition, senior management makes regular quarterly presentations to the Board on the main areas of the business.

Guideline 7 - Effective Board size
Examine Board size with a view to determining the impact of the number of directors upon Board effectiveness; where appropriate, undertake a program to reduce the number of directors to a number that will facilitate more effective decision making.

The Board has considered this issue and is of the view that the current size of 10 to 14 members is suited to the Company’s circumstances and allows for the efficient functioning of the Board as a decision-making body and the appropriate staffing of committees to which active mandates have been delegated.

Guideline 8 - Compensation of directors
The Board should review compensation of directors in light of risks and responsibilities involved in being a director.
The Human Resources Committee is mandated to review and recommend to the Board proposals for the remuneration of directors. The Committee considers time commitment, responsibilities and fees paid by the Company’s peer group in determining remuneration. This ensures the Company continues to maintain, and attract, the best individuals. Directors may receive their compensation in the form of deferred stock units, cash or a combination of the two. Directors must hold a minimum of at least 2,000 shares of the Company or an amount equal to three times the annual retainer, whichever amount is higher. See page 11 of this Circular for information about the compensation received by the directors in 2006. The members of the Human Resources Committee to October 11, 2006 were: Terrance Royer (Chair), Pierre Béland and Ronald Rogers. On October 11, 2006, Dennis Erker, an independent director, replaced Ronald Rogers on the Committee.

Guideline 9 - Committees and outside directors
Committees of the Board should generally be composed of outside (non-management) directors, a majority of whom are unrelated.
The Board has mandated four committees: • the Audit Committee • the Corporate Governance Committee • the Executive Committee • the Human Resources Committee

Each of the Corporate Governance, Human Resources and Audit Committees are chaired by unrelated directors and no management is on the committee.

Audit Committee

The members of the Audit Committee to October 11, 2006 were Ronald Rogers (Chair), Wendy Leaney and Catherine Roozen. On October 11, 2006, Terrance Royer, an independent director, replaced Ronald Rogers on the Committee and Wendy Leaney was appointed as new Chair of the Committee. All members of this Committee are outside directors. The Committee met four times in fiscal 2006, with one member missing one meeting.

The Committee’s responsibilities include receiving and approving the Company’s quarterly consolidated financial statements, financial reporting procedures, internal audit plan, the adequacy of internal controls and information systems, the external audit plan and the terms of engagement and fees of the external auditors and the performance of the Company’s external auditors. The Committee also has the responsibility to review, and to recommend for approval, the annual consolidated financial statements prior to their approval by the Board.

Corporate Governance Committee

The members of the Corporate Governance Committee are Dennis Erker (Chair), Carolyn Hursh and Catherine Roozen. All members of this Committee are outside directors. The Committee met four times in fiscal 2006, with one member missing one meeting.

The Committee is responsible for developing the approach of the Company to matters of corporate governance, including the mandate, size and composition of the Board and its committees and assessing the effectiveness of the Board, its members and committees. The Committee is also responsible for reporting to the Board appropriate nominees for election to the Board and ensuring new directors receive appropriate orientation and materials. The Committee recognizes the desirability of directors being able to consult outside professional advisors and has developed a process to facilitate obtaining such advice at the expense of the Company in appropriate circumstances.

Executive Committee

The members of the Executive Committee are Heather Shaw (related), Dennis Erker, Terrance Royer and John Cassaday (related). Ms. Shaw and Mr. Cassaday are inside directors. The Committee met one time in fiscal 2006, with all members in attendance.

Subject to the Company’s articles, the Executive Committee has been delegated all of the powers that may be delegated to an Executive Committee under the Company’s governing statute, being the Canada Business Corporations Act.

Human Resources Committee

The members of the Human Resources Committee to October 11, 2006 were Terrance Royer (Chair), Pierre Béland and Ronald Rogers. On October 11, 2006, Dennis Erker, an independent director, replaced Ronald Rogers on the Committee. All members of this Committee are outside directors. This Committee met four times in fiscal 2006, with all members attending all the meetings.

The Committee approves the compensation of senior executives and reviews and recommends to the Board for approval the Company’s executive compensation policies. The Committee also reviews the design and competitiveness of the Company’s compensation and benefit program and the Company’s management development and succession planning for its senior executives. The Committee is also responsible for reporting to the Board with respect to the adequacy and form of the compensation of directors.

Guideline 10 - Approach to corporate governance
The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Company’s approach to corporate governance issues.
The Corporate Governance Committee is generally mandated to be responsible for developing policies and implementing procedures related to the Board of Directors’ governance of the Company. Included in its mandate is responsibility for: developing and monitoring the Company’s approach to corporate governance issues, establishing procedures for the identification of new nominees to the Board and assessing the effectiveness of the Board and its committees.

Guideline 11 - Position descriptions
The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board has formalized its governance mandate through the adoption of a written charter that defines its stewardship responsibilities. The Board of Directors’ principal responsibilities are: to review and approve strategic plans and objectives for the Company; establish appropriate limitations on authority of the executives; review and approve major corporate decisions and plans; provide oversight to the conduct of business; and review financial performance against goals. This mandate is to be carried out in a manner that protects the Company’s value and provides ongoing benefit to shareholders. In addition, the Board has established a formal written policy articulating executive limitations on the authority of the executives regarding the conduct of the business.

In addition, all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations require prior approval of the Board or of a Board Committee to which appropriate authority has been delegated by the Board. In particular, the Board approves the appointment of all executive officers, the long-term strategic plans of the Company and the annual operating and capital plans.

The Human Resources Committee sets objectives in consultation with the CEO, and reviews performance against those objectives at least annually. These objectives include the general mandate to maximize shareholder value and to fulfill the strategic plans.

The CEO’s objectives, as noted above, are reviewed in full by the Board. The Board also approves position descriptions for the Chairs of the Audit, Corporate Governance and Human Resources Committees as well as the Executive Chair.

Guideline 12 - Board independence
Establish procedures to enable the Board to function independently of management.
The Corporate Governance Committee is responsible for monitoring the Board’s relationship with management and the CEO. John Cassaday, President and CEO of the Company, is also a member of the Board. The Company nonetheless aligns with this Guideline, as it has instituted structures and processes to facilitate the functioning of the Board independently of management where needed.

The Board and all Committees have in-camera sessions at each meeting to allow for private and more open discussions. In addition, the Independent Directors meet as a group at least twice annually.

While the Company maintains separation between the positions of the Executive Chair and the Chief Executive Officer of the Company, in keeping with the Company’s commitment to best corporate governance practices, effective January 22, 2004, the Board appointed Terrance Royer as the lead director for the Company. The lead director was appointed to ensure that an independent process is available to directors and with the understanding that the lead director would be an independent director. The lead director was appointed for purposes of being able to perform the duties of the Executive Chair in her absence and to ensure that there is an independent director available to deal with issues or comments which any director may have in relation to the independence and overall functioning of the Board and its Committees.

Guideline 13 - Audit Committee
The Audit Committee should be composed only of outside directors. The roles and the responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

The members of the Audit Committee, all of whom were outside directors, to October 11, 2006, were: Ronald Rogers (Chair), Wendy Leaney and Catherine Roozen. Mr. Rogers ceased to be Chair of the Committee and was replaced by Terrance Royer on October 11, 2006. Wendy Leaney was appointed the new Committee chair effective October 11, 2006. All of the Committee members are financially literate, as per the Ontario Securities Commission requirements of Multilateral Instrument 52-110, and Mr. Rogers, a chartered accountant, was considered to be a financial expert for United States reporting purposes during his tenure as Committee Chair. The new Committee Chair, Ms. Leaney, is considered to be a financial expert for United States reporting purposes.

The Company has established an Audit Committee which is mandated to: oversee the retention, independence, performance and compensation of our independent auditors; and the establishment of the Company’s risk management, internal controls and information systems. In particular, the Audit Committee is responsible for ensuring the adequacy and effectiveness of internal control over financial reporting. The Audit Committee is permitted and encouraged to consult with management, internal auditors, and external auditors on matters related to our annual audit and the internal procedures.

Guideline 14 - Outside advisors
The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Individual directors or committees may hire outside advisors at the Company’s expense, subject to approval by the Executive Chair, as required, in connection with the fulfillment of their duties and responsibilities as part of the approval process. As noted above, the Audit Committee is permitted and encouraged to consult directly with the external auditors. The external auditors report directly to the Audit Committee and to the Board.

Table 2  - NYSE Corporate Governance Guidelines

Guideline 1
The Board must affirmatively determine each director’s independence and disclose those determinations.
The Board has adopted standards for director independence. See TSX Guidelines 2 and 3.

Guideline 2
A majority of the directors must be independent
A majority of the directors are independent.

Following the Company’s annual meeting, and assuming that proposed directors nominated in this management information circular are elected, 6 of the 10 directors, or 60%, will be independent. See TSX Guideline 2.

Guideline 3
Non-management directors must meet at regularly scheduled executive sessions without management.
At each meeting of the Board and Committees, time is specifically scheduled for an in-camera meeting without management present. In addition, the Independent Directors meet as a group at least twice annually.

The lead director, Terrance Royer, serves as chair of these sessions for the Board.

Guideline 4
There must be a nominating/corporate governance committee composed entirely of independent directors.
The Corporate Governance Committee also acts as the nominating committee for the Company and is composed entirely of independent directors. See TSX Guideline 4.

Guideline 5
The nominating/corporate governance committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.
The charter of the Corporate Governance Committee is available on the Company’s website at www.corusent.com in the Investor Information/Governance section.

The Committee’s performance is evaluated bi-annually. See TSX Guidelines 4,5,9 and 10.

Guideline 6
There must be a compensation committee composed entirely of independent directors.
The Human Resources Committee acts as the compensation committee for the Company and is composed entirely of independent directors. See TSX Guideline 9.

Guideline 7
The compensation committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities and (ii) an annual performance evaluation.
The charter of the Human Resources Committee is available on the Company’s website at www.corusent.com in the Investor Information/Governance section.

The Committee’s performance is evaluated bi-annually. See TSX Guidelines 5 and 9.

Guideline 8
The audit committee must have a minimum of three members, all of whom must be independent.
The Audit Committee has three members and is composed entirely of independent directors. See TSX Guidelines 9 and 13.

Guideline 9
The audit committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.
The charter of the Audit Committee is available on the Company’s website at www.corusent.com in the Investor Information/Governance section.

The Committee’s performance is evaluated bi-annually. See TSX Guideline 9.

Guideline 10
The Company must have an internal audit function.
The Company created an internal audit function in fiscal 2005.

Guideline 11
The Company must adopt and disclose corporate governance guidelines.
See page 8 of the Circular and TSX Guideline 10.

Guideline 12
The Company must adopt and disclose a code of business conduct.
The Code of Business Conduct can be found on the Company’s website at www.corusent.com in the Investor Information section. See TSX Guideline 1.

Table 3  - Sarbanes-Oxley Act of 2002 and related United States requirements

Guideline 1
The CEO and CFO must certify, among other things, that the financial statements contained in the Company’s annual report filed with the Securities and Exchange Commission (“SEC”) fairly present the financial condition and results of operations of the Company.

The Company prepares and files annually the required CEO and CFO certifications. Divisional Presidents of the Company sign mirror certifications which are kept on file at the office of the Chief Financial Officer.

The Company has formal due diligence and other procedures designed to ensure that all material financial information is included in its financial statements.

Guideline 2
The CEO and CFO must certify, among other things, that the Company’s annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Company.

The Company prepares and files annually the required CEO and CFO certifications.

The Company has formal due diligence and other procedures designed to ensure that all material financial information is included in its Annual Report filed with the SEC.

Guideline 3
The Company must disclose the CEO and CFO’s (i) conclusions on the effectiveness of the Company’s disclosure controls and procedures; and (ii) any changes to internal controls which had or are reasonable likely to have a material impact on internal control over financial reporting.

As part of the certification process relating to the Annual Report filed with the SEC including the consolidated financial statements, the CEO and CFO certify that they are satisfied with the design and effectiveness of the Company’s internal controls and procedures.

In fiscal 2006, there were no changes to the internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Guideline 4
The Company must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Company’s public disclosures.
Corus has a formal Disclosure Committee. See TSX Guidelines 1B and 1E.

Guideline 5
The Company must have a written code of ethics and conduct applicable to senior financial officers and the CEO, and must disclose any waivers of the code.
All directors and officers of the Company, including the Chief Financial Officer and Chief Executive Officer, confirm their compliance with the written code on an annual basis. There were no waivers of the code in 2006. See TSX Guideline 1 and NYSE Guideline 12.

Guideline 6
The Company must disclose the identity of the financial expert on the Audit Committee.
Ronald Rogers was the financial expert on the Audit Committee until October 11, 2006. Wendy Leaney, since October 11, 2006, is the financial expert on the Audit Committee. See TSX Guideline 13.

Guideline 7
The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.
Formal procedures and policies are in place for pre-approval. See TSX Guidelines 9 and 13 and NYSE Guideline 9.

Guideline 8
The Company must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.
The Company, through a third party, maintains a 24-hour employee hotline in both the English and French language.

Guideline 9
The Company must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.
A process of anonymity and protection is in place.

Guideline 10
The Company must restrict lending to any of its directors or executive officers.
Lending is restricted as per the requirements of Sarbanes-Oxley Act of 2002.